Edgemont Capital Partners, LP
Financial Statements
For the Year Ended June 30, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgemont Capital Partners, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 46th Floor
(No. and Street)

New York, (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Swearingen (212) 867-8935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jeff Swearingen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgemont Capital Partners, LP, as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

DANIELLE PAONE-DAILEY NOTARY PUBLIC STATE OF NEW YORK NO. 01PA6293501 QUALIFIED IN RICHMOND COUNTY COMM. EXP. 12-09-2021

State of New York

County of Richmond

Subscribed and sworn to (or affirmed) before me on this 27th day of August.

by Jeffery Swearingen proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Partners of Edgemont Capital Partners, LP:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Edgemont Capital Partners, LP (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 26, 2020

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com



Edgemont Capital Partners, LP
Statement of Financial Condition
June 30, 2020

Assets

Cash	$	3,417,311
Accounts receivable		101,792
Due from related parties		2,646,749
Lease deposit		318,422
Right-of-use asset		1,409,694
Prepaid taxes		62,769
Total assets	$	7,956,737

Liabilities and Partners' Equity

Liabilities

Accounts payable and accrued expenses	$	14,105
Lease liability		1,524,938
Total liabilities		1,539,043

Commitments and contingencies

Partners' equity

Partners' equity		6,417,694
Total partners' equity		6,417,694
Total liabilities and partners' equity	$	7,956,737

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Edgemont Capital Partners, LP (the "Company") is a Limited Partnership registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on December 20, 2001 under the laws of the State of Delaware and its office is located in New York, New York.

The Company is an investment bank that provides merger & acquisition and strategic advisory as well as growth capital raising services for healthcare companies. It also engages in the private placement of securities and corporate finance consulting for institutional investors.

Under its membership agreement with FINRA, the Company does not maintain customer accounts, hold customer assets, or handle customer securities transactions. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable from investment banking revenues are stated at net realizable value. The Company records an allowance for doubtful accounts representing estimated uncollectible amounts. Accounts receivable balance as of June 30, 2020, was $101,792 and no allowance for doubtful accounts was considered necessary.

Leases

The Company's accounting and reporting of its leases complies with FASB ASC 842, Leases.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company earns fees from Mergers & acquisitions and advisory services according to the terms of written engagement agreements with customers seeking a merger, acquisition, sale, or investment banking structuring. These agreements provide for various billing arrangements, such as initial and on-going retainers as well as success fees upon the closing of a transaction.

The Company's revenue recognition policies under *ASC Topic 606* have the following principles:

1. A valid contract is approved by both parties, who are committed to its completion.
2. The Company identifies its performance obligations under the contract terms.
3. The Company allocates its revenue under the contract among its performance obligations.
4. As the Company satisfies its performance obligations under the contract, it recognizes the associated revenue amount, subject to collection being received or reasonably assured.
5. Customer billings made in accordance with contract terms may differ in timing from the appropriate revenue recognition amount, in which case the Company records an asset or liability balance to properly state revenues in accordance with ASC Topic 606.

The Company recognizes incentive compensation on transactions and any other direct contract costs in the same accounting period as the related revenues.

Reimbursed expense income primarily represents direct expenses related to the work performed on their engagements.

Advertising Costs

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is classified as a Partnership for Federal, state, and local income tax purposes, whereby the Company's income or loss is reported by the partners on their personal income tax returns. Accordingly, no provision has been made for Federal, state or local taxes.

Note 2: INCOME TAXES

As stated in Note 1, the Company is classified as a Partnership for Federal and state tax purposes, whereby the Company's income or loss is reported by the partners on their personal income tax returns. Accordingly, no provision has been made for Federal and state taxes. The Company is subject to the New York City Unincorporated Business Tax on a calendar year basis. The Company files their tax return on a calendar year basis. As of June 30, 2020, the Company did not have any New York City sourced income for the last six months of the fiscal year, therefore no accrual is considered necessary. The Company does have prepaid taxes of $62,769, shown on the Statement of Financial Condition.

The Company is required to file income tax returns in federal, state and local tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and local purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2020, no examinations have been initiated by any of the taxing authorities.

Note 3: RELATED PARTY AND EXPENSE SHARING AGREEMENT

Effective January 1, 2007, Edgemont Advisors L.P. ("Advisors"), an entity commonly owned and operated with the Company, assumed most of the Company's non-broker dealer business. As of that date, most of the existing non-broker dealer contracts with the Company's clients were assigned to Advisors, and the related operating expenses of that business were assumed and paid by Advisors.

Effective January 1, 2007, the Company and Advisors entered into an expense sharing agreement by which Advisors' operating expenses (i.e. office rent, office expense, insurance, payroll and related taxes, employee benefits, retirement plan contribution, professional fees, travel and entertainment, etc.) are allocated to each entity based on their respective revenue for the year. Expenses such as retirement plan contributions, NYC unincorporated business tax, taxes and licenses, and depreciation, are not allocated between the entities. Each entity is charged individually for these expenses.

The Company shall reimburse Advisors for such operating expenses by paying Advisors a monthly payment. The size of the monthly payment will be adjusted periodically to reflect the changes in the Company's relative revenue. At the end of each fiscal quarter, the Company and Advisors shall determine whether the aggregate monthly payments made during that quarter appropriately reimbursed Advisors for operating expenses provided to the Company and shall make such end-of-quarter adjustments as reasonably appropriate.

Note 3: RELATED PARTY AND EXPENSE SHARING AGREEMENT (CONTINUED)

For the year ended June 30, 2020, the revenue of the Company represented 100% of the total revenue of both entities; therefore, the Company was charged with 100% of the operating expenses of both entities.

As of June 30, 2020, the Company had a balance of $2,640,863 due from Advisors on the accompanying Statement of Financial Condition for expenses related to the terms of this agreement. The remaining balance of Due from related parties is made up of $5,886 due from the General Partner.

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 4: RETIREMENT AND PROFIT-SHARING PLAN CONTRIBUTIONS

The Company maintains a 401k retirement plan covering its limited partners and eligible employees.

The Company has a discretionary profit-sharing plan covering its limited partners and eligible employees. Profit-sharing expense is funded through annual contributions to the plan.

Note 5: CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended June 30, 2020, cash balances held in financial institutions were in excess of the FDIC limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash deposits with financial institutions which are financially stable.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments: Lease

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year subject to ASC 842, which commenced on February 1, 2019 and expires on April 29, 2023. The Company classified these leases as operating leases. The lease agreement does not include a renewal option.

Note 6:   COMMITMENTS AND CONTINGENCIES (CONTINUED)

Under this new lease agreement, the Company is required to hold an irrevocable letter of credit as a security deposit. As of June 30, 2020, the Company has $318,422 shown on the Statement of Financial Condition as the lease deposit.

The Company was given the option to move into the space early, in which they moved into their new office space September 2018. The Company straight-lined the rent abatement over the life of the lease and as of June 30, 2020, there is $143,158 of deferred rent included in the Lease liability shown on the Statement of Financial Condition.

The components of lease cost for the year ended June 30, 2020 are as follows:

Operating lease cost	$ 223,506
Short term lease cost	257,685
Total lease cost	$ 481,191

The amounts reported in the Statement of Financial Condition as of June 30, 2020 are as follows:

Operating lease:

Right-of-use asset	$ 1,409,694
Lease liability	$ 1,524,938
Discount rate	8%

Maturities of lease liabilities under noncancelable operating leases as of as of June 30, 2020 are:

Year Ending June 30,		
2021	$	515,370
2022		515,370
2023		429,475
Total undiscounted future lease payments	$	1,460,215
Less imputed interest		(221,592)
Total future lease liabilities	$	1,238,623

Contingencies

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2020, or during the year then ended.

Note 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2020, or during the year then ended.

Note 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842, as disclosed in Note 6. Under the modified retrospective transition method, the Company recorded a Right-of-use asset and a Lease liability both in the amount of $1,658,464 as of January 1, 2020.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2020, the Company had net capital of $3,287,962 which was $3,279,339 in excess of its required net capital of $8,623; and the Company's ratio of aggregate indebtedness ($129,349) to net capital was 0.04 to 1, which is less than the 15 to 1 maximum allowed.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

As reported on Schedule I, there is a difference of $1,440,998 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule			$	1,846,964
Adjustments				
Partners' equity	$	(268,696)		
Non-allowable assets		1,709,694		
				1,440,998
Net capital per audited statements			$	3,287,962

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